UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Honda Motor Co., Ltd
(Name of Issuer)

Common Stock
(Title of Class of Securities)

438128308
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

___________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 438128308	13G

1.	NAMES OF REPORTING PERSONS Sumitomo Mitsui Trust Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,382,100
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 96,890,056
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,890,056
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON HC, FI

Item 1(a). Name of Issuer:

Honda Motor Co., Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices:

2-1-1, Minami-Aoyama,

Minato-ku

Tokyo 107-8556

Japan

Item 2(a). Name of Person Filing:

Sumitomo Mitsui Trust Holdings, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1-4 Marunouchi 1-chome

Chiyoda-ku

Tokyo, 100-8233

Japan

Item 2(c). Citizenship:

Japan

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

438128308

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Parent Holding Company

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 96,890,056

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 38,382,100

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 96,890,056

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
(Date)

Sumitomo Mitsui Trust Holdings, Inc.
(Company)

/s/Kiwafumi Shimizu
(Signature)

Senior Manager of Risk Management Dept
(Name/Title)

Exhibit A

Pursuant to the instructions in Item 7 of Schedule 13G, portions of the securities being reported on by Sumitomo Mitsui Trust Holdings, Inc. as a parent holding company are owned, or may be deemed to be beneficially owned, by its subsidiaries: (a) Sumitomo Mitsui Trust Bank, Limited is classified as a bank in accordance with §240.13d-1(b)(1)(ii)(B) and as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J) and each of (b) Sumitomo Mitsui Trust Asset Management Co., Ltd. and (c) Nikko Asset Management Co., Ltd. is classified as an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) and as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).